July 11, 2011

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BGC Partners, Inc.
Registration Statement on Form S-3
Filed June 21, 2011
File No. 33-175034

Dear Mr. McTiernan:

On behalf of BGC Partners, Inc. (the “Registrant” or the “Company”), we are writing in response to the comment letter dated July 6, 2011 from you in connection with the Company’s Form S-3 filed June 21, 2011, file no. 33-175034.

For your convenience, the Registrant has repeated your comment in full, and the Registrant’s response is consistent with the numbering of the comment and heading used in your letter.

General

1.	Please tell us whether or not any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Please be advised that, other than Cantor Fitzgerald, L.P. (“Cantor”), none of the selling stockholders is or will be a broker-dealer or an affiliate of a broker-dealer. Although Cantor controls various broker-dealer subsidiaries (including broker-dealer subsidiaries of the Registrant), and is nominally listed in the prospectus as a selling stockholder, the prospectus makes it clear (see cover page and pages 10 and 26) that Cantor will not be offering or selling any shares for its own account under the registration statement, and that such shares will only be offered or sold under the registration statement by or at the direction and for the account of selling stockholders named in future prospectus supplements.

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The Company would like to take this opportunity, pursuant to Rule 461 under the Securities Act of 1933, as amended, to request acceleration of the effective date of the Registration Statement, file no. 33-175034, referred to in this letter (the “Registration Statement”) so that the Registration Statement becomes effective as soon as practicable.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the fling; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding any of the foregoing should be directed to the undersigned at 212 829 4923.

BGC PARTNERS, INC.

/s/ Caroline A. Koster

Caroline A. Koster

Vice President and Assistant General Counsel

Cc:	Stephen M. Merkel, Esq. (BGC Partners, Inc.)
Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)
George G. Yearsich, Esq. (Morgan, Lewis & Bockius LLP)